SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*


                  National City Bancshares, Inc.
                         (Name of Issuer)

                  Common Stock, Without Par Value
                  (Title of Class of Securities)

                            635313 10 9
                          (CUSIP Number)

                          Robert D. Vance
                One West McDonald Parkway, Suite 3B
                       Maysville, KY  41056
                          (606) 564-4450
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          August 31, 1998
      (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See <section> 240.13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following page(s))

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635313 10 9

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Robert D. Vance

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [    ]
     (b)  [    ]

(3)  SEC                              Use                              Only
     ___________________________________________________________

(4)  Source of Funds (See Instructions):  00 (See Item 3)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [    ]

(6)  Citizenship or Place of Organization:  United States of America

Number of Shares                    (7) Sole Voting Power                    705,326
Beneficially Owned by               (8) Shared Voting Power                   11,064
Each Reporting                      (9) Sole Dispositive Power               705,326
Person With:                       (10) Shared Dispositive Power              11,064

(11) Aggregate Amount Beneficially Owned by each Reporting Person:  716,390
     *
          * 11,064 of such shares are held by Mr. Vance's spouse.

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [    ]

(13) Percent of Class Represented by Amount in Row (11):  5.3%

(14) Type of Reporting Person (See Instructions):  IN
ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Schedule 13D relates is the common stock, without par value ("Common Stock"), of National City Bancshares, Inc., an Indiana corporation ("Issuer"), whose principal executive offices are located at 227 Main Street, Evansville, Indiana 47708.

          The percentage of beneficial ownership reflected in this Schedule 13D is based upon 13,518,636 shares of Common Stock outstanding as of August 31, 1998.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  Name:  Robert D. Vance

          (b)  Business Address: One West McDonald Parkway, Suite 3B
                              Maysville, Kentucky  41056

          (c) Present Principal Occupation: Executive Vice President of NCBE, a bank holding company which is located at 227 Main Street, Evansville, IN 47708.

          (d) During the last five years, Mr. Vance has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Vance has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against Mr. Vance, enjoining Mr. Vance from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Vance is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Prior to the merger of Community First Financial, Inc. ("CFF"), with and into Issuer, with Issuer as the surviving corporation, Mr. Vance beneficially owned 525 shares of CFF Class A Preferred Stock, $225.00 par value per share, and 21,531 shares of CFF Common Stock, no par value. At the Effective Time of the merger, each of Mr. Vance's shares of CCF Class A Preferred Stock was converted into 49.3545 shares of Common Stock of Issuer, and each of Mr. Vance's shares of CFF Common Stock was converted into
          32.0692 shares of Common Stock of Issuer, and cash was paid in lieu of fractional shares. As a result of the merger, Mr. Vance acquired the securities described below in Item 5(a).

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Vance acquired his shares on August 31, 1998, when CFF merged with and into Issuer, with Issuer as the surviving corporation, and each of Mr. Vance's common shares of CFF Common Stock and CFF Class A Preferred Stock was converted into shares of Common Stock of Issuer. As a result of the merger, Mr. Vance acquired the securities described below in Item 5(a). Mr. Vance does not have a present intention to acquire or dispose of shares of Common Stock of Issuer, but this may change depending upon market conditions. Mr. Vance does not have any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, a reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to the above. Mr. Vance became an Executive Vice President and a director of Issuer on the Effective Date of the merger.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) and (b)The beneficial ownership of Robert D. Vance is set forth below. Mr. Vance shares voting and dispositive power with his spouse with respect to 11,065 of the shares indicated. Mr. Vance has sole voting and dispositive power with respect to the remainder of the shares indicated.

                                       Number                         Percent
                                      OF SHARES                      OF CLASS
Robert D. Vance                         716,390*                             5.3%

     * 11,064 of such shares are held by Mr. Vance's spouse.

          (c) Mr. Vance has not effected any transaction in the Common Stock of the Issuer in the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.


                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /S/ ROBERT D. VANCE
                                   Robert D. Vance


Dated:  September 4, 1998